January 31, 2012	Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: The Managers Funds (Registration Nos. 002-84012 and 811-03752)

Ladies and Gentlemen:

On behalf of The Managers Funds (the “Trust”), we are filing today, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 88 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). Pursuant to the requirements of Rule 485(a)(1), it is intended that the Amendment become effective on April 1, 2012 unless superseded by a subsequent filing.

The Amendment relates solely to Managers Special Equity Fund, Managers Bond Fund, and Managers Global Income Opportunity Fund, each a series of The Trust. The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda